December 29, 2005


Mail Stop 4569

Facsimile:  (516) 569-5053

Mr. Guo Fan
Pay88, Inc.
1053 North Barnstead Road
Barnstead, New Hampshire  03225

      Re:      Pay88, Inc.
      Amendment Number One to Registration Statement on Form SB-2
      Filed on December 9, 2005
                        File Number 333-125581

Dear Mr. Fan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In your response to the comments in this letter, please provide the page number in the registration statement where your revisions to each comment are located.
2. We note your response to comment number 2. Please note that you must comply with the release by the Commission regarding shell companies. Refer to Release Nos. 33-8587; 34-52038; International Series Release No. 1293; File No. S7-19-04.
3. We note your response to comment number 3; however, we do not see where you highlight the difference in the price paid by the current shareholders versus that which will be paid in this offering. Please revise to disclose, or direct us to where you have revised your disclosure.
4. Please note the updating requirements of Rule 310(g) of Regulation
S-B.

5. Please file updated consents for all audited financial statements included in your next filing.

Prospectus Summary - Corporate Background, page 5
6. We note your response to prior comment number 6; however, we do not see revised disclosure regarding Chongqing, China-based Cqbbs and the prior chief executive Zui Weidong.

Marketing, page 11
7. We note your response to prior comment number 14. We see that you state, "[t]he Company has no plans, understandings or agreements with respect to the private placement mentioned in the Registration Statement. It is the Company`s intention that once the Registration
Statement is declared effective and the Company is listed on the Bulletin Board, the Company will commence a private placement." These two sentences appear to conflict. In addition, please note that disclosing that the company will do a private placement after the offering can be construed as a general solicitation. Please revise to clarify.

Involvement in Certain Legal Proceedings
8. We note your response to prior comment number 20. Please revise to confirm in accordance with Item 103 of Regulation S-B whether or not you have any legal proceedings.

Where You Can Find More Information, page 29
9. We note your response to prior comment number 26. Please update the Commission`s address to 100 F Street, NE in Washington, DC.

Recent Sales of Unregistered Securities, page 38
10. We note your response to prior comment number 28; however, we did not see a response to how you identified the investors. Please revise accordingly. In addition, please revise to expand this section explaining the legal background upon which you rely - you can consider the applicability of Regulation D - and disclose the type of information that you provided to the 42 investors. In addition, please confirm whether or not the August 2005 offering is complete.

Notes to Financial Statements
Note 3 - Note and Loans Payable - Related Party, page 35
11. Please refer to prior comment # 30 in our letter dated
November
10, 2005.  Tell us how you considered paragraphs 36, 37, 66, and
67
of SFAS Concept Statement No. 6 when determining whether the cash advances from Mr. Fan qualified as a liability or equity and tell us why you continue to believe your presentation is appropriate and/or revise filing disclosures as necessary.

12. Please tell us how you considered the impact of paragraphs 13-
16
of Accounting Principles Board Opinion No. 21 on the non-interest bearing cash advances from Mr. Fan to the company and tell us why you continue to believe your presentation is appropriate and/or revise filing disclosures as necessary.

Note 8 - Consulting Agreement, page 36
13. Please refer to prior comment # 31 in our letter dated
November
10, 2005. Please revise your note to include a full description of the consulting agreement including but not limited to the terms of the contract, the scope and timing of the work performed or to be performed and any subsequent payments expected to be paid.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Paula Smith at (202) 551-3696 or John Nolan at
(202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other
questions.


Sincerely,


      William Friar
      Senior Financial Analyst


cc:	David Lubin, Esq.
      David Lubin & Associates
      92 Washington Avenue
      Cedarhurst, New York  11516